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Feb 28, 2024

Washington, DC

24000350

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SEC FILE NUMBER
8-69459

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IDX Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

270 Lafayette Street, Ste. 1000
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Caplan	(917) 819-0702	scott.caplan@idxmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IDX Markets, LLC

(A Wholly Owned Subsidiary of IDX II, LLC)

Financial Statements and Supplementary Schedules

As of December 31, 2023

OATH OR AFFIRMATION

I, Scott Caplan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IDX Markets, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Scott Caplan

Title: Chief Legal Officer

02/23/2024

Notary Public

JI MING LIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LI6234012
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 05, 2027

SEC Mail Processing
FEB 28 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Index
December 31, 2023

Table of Contents

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of IDX Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDX Markets, LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as IDX Markets, LLC's auditor since 2022.
Margate, Florida
February 9, 2024

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	201,458
Prepaid expenses		25,212
Total Assets	$	226,670
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	54,000
Total Liabilities		54,000
Member's equity		172,670
Total liabilities and member's equity	$	226,670

The accompanying notes are an integral part of this financial statement

1. **Nature of Operations**

   IDX Markets, LLC (the "Company"), a wholly owned subsidiary of IDX II, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware on January 10, 2014. On June 4, 2015, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company was formed for the purpose of providing broker dealer services including making markets in over-the-counter corporate securities, selling corporate debt securities, research and operating an alternative trading system ("ATS") and commenced revenue producing activities in 2023.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Concentrations

   All of the Company's cash is on deposit with a single financial institution. At times the cash amount may be in excess of the FDIC insurance limit. As of December 31, 2023, the Company did not have any cash in excess of the insured FDIC limit. The Company's revenue concentration primarily consists of consulting income from a solitary customer.

   Income Taxes

   The Company is a single member limited liability company and has elected to be taxed as a corporation for federal income tax reporting purposes. The Parent is also a single member entity that has elected to be taxed as a corporation.

   At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

   The Company's Federal and State Tax is at 21% and 8%, respectively, for the years December 31, 2023 and 2022.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Since the Company has a taxable loss, there is no current tax provision recorded in these financial statements. The Company has a deferred tax asset of $227,983 relating to federal, state and local net operating loss carryforwards. The valuation allowance increased $10,255 and $33,865 for the years ended December 31, 2023 and 2022, respectively. The increase in the valuation allowances for 2023 and 2022 is a result of the net operating losses incurred in those years. Management has determined that a full valuation allowance for the entire deferred tax asset is appropriate. The Federal NOLs can be carried forward indefinitely.

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the Company will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Company recognizes revenue in accordance with ASC 606 at the point when the entire performance obligation stipulated in the contract(s) is fulfilled.

The Company started producing revenues in 2023 from Transaction fees and Consulting engagements. Revenue based on transaction fees generated from operating an alternative trading system for structured finance bonds is recognized periodically at month end based on review of daily reconciliations from State Street Global Markets, LLC, which the Company reviews contemporaneously. Revenue based on the Company's consulting engagement with Clarity Solutions Group LLC d/b/a Kanerai is billed and recognized at a fixed monthly rate per the contract. All revenues were billed and collected during the year and there was no accounts receivable, contract assets or contract liabilities as of January 1, 2023 or December 31, 2023.

Leases

In February 2016, FASB issued ASU 2016-02 (Topic 842) standards for the presentation of leases that requires both lessors and lessees to recognize operating and financing leases on the balance sheet. As a lessee, the Company considered the effects of this pronouncement on the financial statements for 2023 and determined there was no impact from the solitary lease (see Note 5) of its office premises.

3. Transactions with Related Parties

The Company had no related party activities in 2023.

4. **Regulatory Requirements**
The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $147,458 which exceeded the required net capital by $142,458. The ratio of aggregate indebtedness to net capital, at December 31, 2023 was .3662:1. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act. The Company is designated to conduct activities under the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073. IDX commenced revenue producing activities ,but does not handle cash or securities on behalf of customers.

5. **Commitments**
The Company leases office space, including furniture and fixtures, on a month to month basis. The agreement can be terminated with 30 day notification. The Company changed its lessor during the year and is currently under a short term lease.

   Rent expense for the year ended December 31, 2023 was $3,300.

6. **Subsequent Events**
The Company has evaluated subsequent events and transaction that have occurred subsequent to December 31, 2023 through February 9, 2024, which is the date the financial statements were available to be issued. There were no subsequent events.